Officer Certification

I, Jessica Hughes, certify that:

(1) the financial statements of Flying Nun Collective, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Flying Nun Collective, LLC have not been included in this Form as Flying Nun Collective, LLC has only been formed on September 15, 2016 and has not filed a tax return to date.

DocuSigned by:

Jessica Hughes

129F169D14EB498...

Name: Jessica Hughes
Title: Manager